UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

HAMBRECHT ASIA ACQUISITION CORP.
(Translation of registrant’s name into English)

13/F Tower 2 New World Tower 18 Queens Road Central Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On March 11, 2010, the shareholders of Hambrecht Asia Acquisition Corp. (“Hambrecht”) approved the proposed acquisition discussed in the section titled “Entry Into a Material Definitive Agreement” in the Report of Foreign Private Issuer filed by the Company on February 18, 2010.  In addition, at the meeting, warrantholders approved the amendment to the warrant agreement to increase the exercise price per share of the warrants from $5.00 to $8.00 and to extend by one year the exercise period and to provide for the redemption of the publicly-held warrants, at the option of the holder, for $0.50 per share upon the closing of the acquisition.  The transaction is expected to close on Friday March 12, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 12, 2010	HAMBRECHT ASIA ACQUISITION CORP.

	By:	/s/ John Wang
Name: John Wang
Title: Chief Executive Officer